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                     [GIBSON DUNN & CRUTCHER LLP LETTERHEAD]

                                October 7, 1997
(213) 229-7125

VIA EDGAR
---------

Office of Filer Support
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

     Re:   PAULA FINANCIAL
           WITHDRAWAL ON FORM RW OF
           FORM 8-A12B FILED ON AUGUST 22, 1997
           FILE NUMBER 001-13307

Ladies and Gentlemen:

     Reference is made to the Form 8-A12B filed on August 22, 1997 on behalf of PAULA Financial (the "Company"), and assigned File Number 001-13307 and Accession Number 0000912057-97-028914.

     Please withdraw the above-referenced Form 8-A12B. The filing was made with the incorrect tag, and should have been on Form 8-A12G. We have been advised by the Company's Securities and Exchange Commission (the "Commission") reviewer to withdraw the Form 8-A12B and refile on Form 8-A12G. The Form 8-A12G is being filed concurrently with the Commission.

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Office of Filer Support
October 7, 1997
Page 2

     Please do not hesitate to call me at (213) 229-7125 with any questions. In addition, I would be grateful if you would contact me when the filing has been withdrawn.


                                       Very Truly Yours,

                                       /s/ R. Adam Norwitt

                                       R. Adam Norwitt

cc:      Bradley D. Serwin, Esq. (VIA REGULAR MAIL)
         Richard D. Strong, Esq. (VIA REGULAR MAIL)
         Jeffrey D. Goldstein, Esq. (VIA REGULAR MAIL)